SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D (Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-l(a) AND AMENDMENTS THERETO FILED PURSUANT

TO RULE 13d-2(a)

(Amendment No.     )*

Helicos BioSciences Corporation

(Name of Issuer)

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

42326R109

(CUSIP Number)

Harry Wilcox

Chief Financial Officer and Partner

Flagship Ventures

One Memorial Drive, 7th Floor

Cambridge, MA 02142

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 23, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

(Continued on the following pages)

(Page 1 of 1 Pages)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 42326R109

1.	Names of Reporting Persons i.r.s. Identification No. of above persons (entities only) AGTC Advisors Fund, L.P.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds* OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 582,593

	8.	Shared Voting Power - 0 -

	9.	Sole Dispositive Power 582,593

	10.	Shared Dispositive Power - 0 -

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 582,593

12.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row 9 0.91%

14.	Type of Reporting Person PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 42326R109

1.	Names of Reporting Persons i.r.s. Identification No. of above persons (entities only) Applied Genomic Technology Capital Fund, L.P.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds* OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 9,720,506

	8.	Shared Voting Power - 0 -

	9.	Sole Dispositive Power 9,720,506

	10.	Shared Dispositive Power - 0 -

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,720,506

12.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row 9 14.56%

14.	Type of Reporting Person PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 42326R109

1.	Names of Reporting Persons i.r.s. Identification No. of above persons (entities only) Flagship Ventures Fund 2004, L.P.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds* OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,219,376

	8.	Shared Voting Power - 0 -

	9.	Sole Dispositive Power 4,219,376

	10.	Shared Dispositive Power - 0 -

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,219,376

12.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row 9 6.48%

14.	Type of Reporting Person PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 42326R109

1.	Names of Reporting Persons i.r.s. Identification No. of above persons (entities only) NewcoGen Élan LLC

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds* OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 39,848

	8.	Shared Voting Power - 0 -

	9.	Sole Dispositive Power 39,848

	10.	Shared Dispositive Power - 0 -

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 39,848

12.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row 9 0.06%

14.	Type of Reporting Person OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 42326R109

1.	Names of Reporting Persons i.r.s. Identification No. of above persons (entities only) NewcoGen Equity Investors LLC

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds* OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,084,343

	8.	Shared Voting Power - 0 -

	9.	Sole Dispositive Power 1,084,343

	10.	Shared Dispositive Power - 0 -

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,084,343

12.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row 9 1.69%

14.	Type of Reporting Person OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 42326R109

1.	Names of Reporting Persons i.r.s. Identification No. of above persons (entities only) NewcoGen Group, LLC

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds* OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,192,136

	8.	Shared Voting Power - 0 -

	9.	Sole Dispositive Power 1,192,136

	10.	Shared Dispositive Power - 0 -

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,192,136

12.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row 9 1.86%

14.	Type of Reporting Person OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 42326R109

1.	Names of Reporting Persons i.r.s. Identification No. of above persons (entities only) NewcoGen PE LLC

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds* OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 218,561

	8.	Shared Voting Power - 0 -

	9.	Sole Dispositive Power 218,561

	10.	Shared Dispositive Power - 0 -

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 218,561

12.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row 9 0.34%

14.	Type of Reporting Person OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 42326R109

1.	Names of Reporting Persons i.r.s. Identification No. of above persons (entities only) NewcoGen Long Reign Holding LLC

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds* OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 43,516

	8.	Shared Voting Power - 0 -

	9.	Sole Dispositive Power 43,516

	10.	Shared Dispositive Power - 0 -

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 43,516

12.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row 9 0.07%

14.	Type of Reporting Person OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 42326R109

1.	Names of Reporting Persons i.r.s. Identification No. of above persons (entities only) ST NewcoGen LLC

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds* OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 43,470

	8.	Shared Voting Power - 0 -

	9.	Sole Dispositive Power 43,470

	10.	Shared Dispositive Power - 0 -

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 43,470

12.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row 9 0.07%

14.	Type of Reporting Person OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 42326R109

1.	Names of Reporting Persons i.r.s. Identification No. of above persons (entities only) NewcoGen Group, Inc.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds* OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 12,924,973

	8.	Shared Voting Power - 0 -

	9.	Sole Dispositive Power 12,924,973

	10.	Shared Dispositive Power - 0 -

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,924,973

12.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row 9 19.09%

14.	Type of Reporting Person CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 42326R109

1.	Names of Reporting Persons i.r.s. Identification No. of above persons (entities only) AGTC Partners, L.P.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds* OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 10,303,099

	8.	Shared Voting Power - 0 -

	9.	Sole Dispositive Power 10,303,099

	10.	Shared Dispositive Power - 0 -

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,303,099

12.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row 9 15.39%

14.	Type of Reporting Person PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 42326R109

1.	Names of Reporting Persons i.r.s. Identification No. of above persons (entities only) Flagship Ventures Management, Inc.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds* OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 12,924,973

	8.	Shared Voting Power - 0 -

	9.	Sole Dispositive Power 12,924,973

	10.	Shared Dispositive Power - 0 -

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,924,973

12.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row 9 19.09%

14.	Type of Reporting Person CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 42326R109

1.	Names of Reporting Persons i.r.s. Identification No. of above persons (entities only) Flagship Ventures General Partner LLC

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds* OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,219,376

	8.	Shared Voting Power - 0 -

	9.	Sole Dispositive Power 4,219,376

	10.	Shared Dispositive Power - 0 -

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,219,376

12.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row 9 6.48%

14.	Type of Reporting Person OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 42326R109

1.	Names of Reporting Persons i.r.s. Identification No. of above persons (entities only) Noubar B. Afeyan, PhD

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds* OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 17,133,238**

	8.	Shared Voting Power - 0 -

	9.	Sole Dispositive Power 17,133,238**

	10.	Shared Dispositive Power - 0 -

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,133,238**

12.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row 9 24.83%**

14.	Type of Reporting Person IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

**See Item 6 below. The exercise of certain warrants to acquire shares of Common Stock of the Company is subject to a 19.9% exercise cap.

CUSIP No. 42326R109

1.	Names of Reporting Persons i.r.s. Identification No. of above persons (entities only) Edwin M. Kania, Jr.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds* OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 17,133,238**

	8.	Shared Voting Power - 0 -

	9.	Sole Dispositive Power 17,133,238**

	10.	Shared Dispositive Power - 0 -

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,133,238**

12.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row 9 24.83%**

14.	Type of Reporting Person IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

**See Item 6 below. The exercise of certain warrants to acquire shares of Common Stock of the Company is subject to a 19.9% exercise cap.

ITEM 1.              Security and Issuer.

The class of equity security to which this statement on Schedule 13D relates is the common stock, par value $0.001 per share (the “Common Stock”) of Helicos BioSciences Corporation, a corporation organized under the laws of the state of Delaware (the “Company”). The address of the principal executive offices of the Company is One Kendall Square, Building 700, Cambridge, MA 02139. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

ITEM 2.              Identity and Background.

(a) AGTC Advisors Fund, L.P. (“AGTC”), Applied Genomic Technology Capital Fund, L.P. (“AGTC Fund” and together with AGTC, the “AGTC Funds”), Flagship Ventures Fund 2004, L.P. (“Flagship”), NewcoGen Élan LLC (“NewcoGen Élan”), NewcoGen Equity Investors LLC (“NewcoGen Equity”), NewcoGen Group, LLC (“NewcoGen Group”), NewcoGen PE LLC (“NewcoGen PE”), NewcoGen Long Reign Holding LLC (“NewcoGen Long Reign”) and ST NewcoGen LLC (“ST NewcoGen” together with NewcoGen Élan, NewcoGen Equity, NewcoGen Group, NewcoGen PE and NewcoGen Long Reign, the “NewcoGen Funds”).

NewcoGen Group, Inc. (“NewcoGen Inc.”) is the manager of each of the NewcoGen Funds and the general partner of AGTC Partners, L.P., which is the general partner of each of AGTC Funds.

NewcoGen Inc. is a wholly owned subsidiary Flagship Ventures Management, Inc. (“Flagship Inc.”).

Flagship Ventures General Partner LLC (“Flagship LLC”) is the general partner of Flagship.

Noubar B. Afeyan, PhD and Edwin M. Kania, Jr. are the directors of Flagship Inc. and managers of Flagship LLC and may be deemed to have beneficial ownership with respect to all shares held by the NewcoGen Funds, Flagship and the AGTC Funds.  Dr. Afeyan is also a director of the Company.

The AGTC Funds, the NewcoGen Funds, NewcoGen Inc., AGTC Partners, Flagship, Flagship Inc., Flagship LLC, Dr. Afeyan and Mr. Kania are referred to individually herein as a “Fund” and collectively as the “Funds.”

The AGTC Funds, Flagship, NewcoGen Equity, NewcoGen Group, NewcoGen PE, NewcoGen Long Reign and ST NewcoGen LLC are collectively referred to herein as the “Purchasing Funds.” The persons and entities named in this Item 2(a) are referred to individually herein as a “Reporting Person” and collectively as the “Reporting Persons.”

(b) and (c)

The address of the principal business office of each of the Reporting Persons is:

c/o Flagship Ventures

One Memorial Drive, 7th Floor

Cambridge, MA 02142

Flagship Ventures is a venture capital firm focused on creating, financing and building innovative companies. Founded in 2000, Flagship manages over $600 million in early-stage funds and operates from its offices at Kendall Square in Cambridge, MA. With an active portfolio of over 40 companies, the firm’s strategy is to balance its investments across three principal business sectors: Therapeutics, Life Science Tools & Diagnostics, and BioEnergy/Cleantech.  Dr. Afeyan and Mr. Kania are co-founders of Flagship Ventures.

(d) and (e) During the past five years, none of the Reporting Persons nor any of the persons listed in Item 2(b) and (c) above has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Other than Dr. Afeyan and Mr. Kania, each of the Reporting Persons is a Delaware entity.  Dr. Afeyan and Mr. Kania are each citizens of the United States.

ITEM 3.              Source and Amount of Funds or Other Consideration.

The Funds have held shares of the Company’s Common Stock since prior to the Company’s initial public offering in May 2007.  The Funds previously reported their holdings in a Schedule 13G in accordance with Rule 13d-1(d) of the Exchange Act. This Schedule 13D is being filed as the result of the acquistion by the Purchasing Funds of shares of the Company’s Common Stock in connection with a private placement by the Company (the “Offering”) which closed on December 23, 2008 (the “Issuance Date”).  In the Offering, the Company sold a total of 42,753,869 units (the “Units”), each Unit consisting of (i) one share of common stock (collectively, the “Shares”) and (ii) one warrant (collectively, the “Warrants”) to purchase 0.6 shares of common stock at an exercise price of $0.45 per share, for a purchase price of $0.435 per unit (representing the closing bid price plus an additional amount for the warrants) (the “Offering”). Units are not be issued or certificated. The Shares and Warrants were immediately separable and issued separately. The Warrants have a five year term and were exercisable on the Issuance date.

The Purchasing Funds purchased 8,620,690 units, consisting of 8,620,690 Shares and 5,172,418 Warrants, for an aggregate purchase price of $3,750,000.16, as follows:

Purchasing Fund	Purchase Price	Shares	Warrants
Flagship	$922,857.72	2,121,512	1,272,908
AGTC Fund	$2,132,751.93	4,902,878	2,941,727
AGTC	$127,971.35	294,187	176,513
NewcoGen PE	$47,897.85	110,110	66,066
NewcoGen Equity	$239,489.69	550,551	330,331
NewcoGen Long Reign	$9,579.57	22,022	13,214
ST NewcoGen	$9,579.57	22,022	13,214
NewcoGen Group	$259,872.48	597,408	358,445

The Purchasing Funds used capital contributions from their respective investors to purchase the units.

ITEM 4.              Purpose of Transactions.

See Items 3 and 6.

ITEM 5.              Interest in Securities of the Issuer.

(a) and (b) The following is a description of the shares beneficially owned by each of the Reporting Persons. All references to the Company’s issued and outstanding Common Stock shall be deemed to mean 63,808,965, which is equal to (a) the number of shares of Common Stock reported by the Company to be issued and outstanding as of November 30, 2008, as reported on the Form 8 K filed by the Company on December 19, 2008, (b) plus the shares issued in the Offering.

•                  Flagship beneficially owns 4,208,265 shares of Common Stock consisting of (a) 2,935,357 shares of Common Stock and (b) Warrants to purchase 1,272,908 shares of Common Stock.

•                  AGTC Fund beneficially owns 9,709,395 shares of Common Stock consisting of (a) 6,767,668 shares of Common Stock and (b) Warrants to purchase 2,941,727 shares of Common Stock.

•                  AGTC beneficially owns 582,593 shares of Common Stock consisting of (a) 406,080 shares of Common Stock and (b) Warrants to purchase 176,513 shares of Common Stock.

•                  NewcoGen PE beneficially owns 218,561 shares of Common Stock consisting of (a) 152,495 shares of Common Stock and (b) Warrants to purchase 66,066 shares of Common Stock.

•                  NewcoGen Élan beneficially owns 39,848 shares of Common Stock.

•                  NewcoGen Equity beneficially owns 1,084,343 shares of Common Stock consisting of (a) 754,012 shares of Common Stock and (b) Warrants to purchase 330,331 shares of Common Stock.

•                  NewcoGen Long Reign beneficially owns 43,516 shares of Common Stock consisting of (a) 30,302 shares of Common Stock and (b) Warrants to purchase 13,214 shares of Common Stock.

•                  ST NewcoGen beneficially owns 43,470 shares of Common Stock consisting of (a) 30,256 shares of Common Stock and (b) Warrants to purchase 13,214 shares of Common Stock.

•                  NewcoGen Group beneficially owns 1,192,136 shares of Common Stock consisting of (a) 833,691 shares of Common Stock and (b) Warrants to purchase 358,445 shares of Common Stock.

•                  Dr. Afeyan beneficially owns 11,111 shares, which may be acquired within 60 days upon exercise of an option issued to Dr. Afeyan as a director of the Company (the “Option”)

Each of Flagship and AGTC Fund may also be deemed to be the indirect beneficial holder of the shares underlying the Option.  Any profit from the exercise of the stock option and subsequent sale of the underlying shares is payable 50% each to Flagship and AGTC Fund.  Each of Flagship and AGTC Fund disclaims beneficial ownership of such shares.

As the manager of each of the NewcoGen Funds, NewcoGen Inc. may be deemed to have beneficial ownership of the shares held by such funds.  Additionally, NewcoGen Inc. may be deemed to have beneficial ownership of the shares held by the AGTC Funds, as the general partner of AGTC Partners which is the general partner of each of AGTC Funds.   Similarly, AGTC Partners may also be deemed to have beneficial ownership of the shares held by the AGTC Funds.

NewcoGen Inc. is a wholly owned subsidiary of Flagship Inc.  Consequently, Flagship Inc. may also be deemed to have beneficial ownership of the shares of which NewcoGen Inc. may be deemed to have beneficial ownership.

Flagship LLC is the general partner of Flagship may be deemed to have beneficial ownership with respect to the shares held by Flagship.

As the directors of Flagship Inc. and managers of Flagship LLC, Dr. Afeyan and Mr. Kania may be deemed to have beneficial ownership with respect to all shares held by the NewcoGen Funds, Flagship and the AGTC Funds.

(c) Except as described in this Statement none of the Reporting Persons has effected any transaction in the securities of the Company in the past 60 days.

(d) No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the securities to which this Statement relates.

(e) Not applicable.

ITEM 6.              Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Securities Purchase Agreement

As disclosed in Item 3, above, the Purchasing Funds entered into a securities purchase agreement with the Company, dated December 19, 2008, pursuant to which such Purchasing Funds purchased an aggregate of 8,620,690 units for an aggregate purchase price of $3,750,00.15 in the Offering.

Warrant Agreement

In connection with the purchase of the Units, each Purchasing Fund received a Warrant to purchase 0.6 Shares for each Unit purchased.  Under NASDAQ Marketplace Rule 4350(i)(1)(B), stockholder approval is required for issuances of securities that will result in a change of control of the issuer.  In order to comply with Rule 4350(i)(1)(B), until the Offering has been approved by the Company’s stockholders, the Warrants prohibit holders, including the Reporting Persons, from exercising such Warrant for any number of shares which would cause that holder to hold more than 19.9% of the Company’s common stock following the exercise. Helicos expects to seek approval of the offering at its next annual meeting of stockholders. The terms of the Warrant is described in Item 3, above.

Registration Rights Agreement

In connection with the Offering, each of the purchasers, including the Purchasing Funds, entered into a registration rights agreement (the “Registration Rights Agreement”) with the Company.  The Registration Rights Agreement provides that the Company will file a “resale” registration statement (the “Initial Registration Statement”) covering all of the Shares and the shares issuable upon exercise of the Warrants (the “Warrant Shares”), up to the maximum number of shares able to be registered pursuant to applicable Securities and Exchange Commission (“SEC”) regulations, within 30 days of the closing of the Offering.  If any Shares or Warrant Shares are unable to be included on the Initial Registration Statement, the Company has agreed to file subsequent registration statements until all the Shares and Warrant Shares have been registered.  Under the terms of the Registration Rights Agreement, the Company is obligated to maintain the effectiveness of the “resale” registration statement until all securities therein are sold or are otherwise can be sold pursuant to Rule 144, without any restrictions.  A cash penalty at the rate of 2% per month will be triggered for any filing or effectiveness failures or if, at any time after six months following the closing of the Offering, the Company ceases to be current in its periodic reports with the SEC. The aggregate penalty accrued with respect to each investor may not exceed 12% of the original purchase price paid by that investor.

Investor Rights Agreement

The Reporting Persons also have certain registration rights under the Amended and Restated Investors’ Investor Rights Agreement (the “Investor Rights Agreement”) dated as of March 1, 2006, by and among the Company and each of the Investors identified therein, including the Purchasing Funds, which was entered into by the Purchasing Funds in connection with private placements of the Company’s preferred stock, prior to the Company’s initial public offering.   The Investor Rights Agreement provides that, at any time, subject to certain exceptions, the holders of 13,273,416 of the then outstanding registrable shares of common stock, have the right to demand that the Company file a registration statement covering the offering and sale of their shares of its common stock that are subject to the Investor Rights Agreement. The Company is not obligated to file a registration statement on more than three occasions upon the request of the holders of two-thirds of registrable securities; however, this offering will not count toward that limitation.

If the Company is eligible to file a registration statement on Form S-3, parties to the Investor Rights Agreement holding registrable securities anticipated to have an aggregate sale price (net of underwriting discounts and commissions, if any) in excess of $1,000,000 shall have the right, on one or more occasions, to request registration of such securities on Form S-3.

The Company may delay the filing of a registration statement under specified conditions, such as for a period of time following the effective date of a prior registration statement, if its board of directors deems it advisable to delay such filing or if the Company is in possession of material nonpublic information that would be in the Company’s best interests not to disclose. Such postponements cannot exceed 90 days during any twelve month period.

All parties to the Investor Rights Agreement have piggyback registration rights. Under these provisions, if the Company registers any securities for public sale, including pursuant to any stockholder-initiated demand registration, the holders of up to 13,478,325  shares of registrable common stock will have the right to include their shares in the registration statement, subject to customary exceptions. The underwriters of any underwritten offering will have the right to limit the number of such shares that may be registered, and piggyback registration rights are also subject to the priority rights of stockholders having demand registration rights in any demand registration.  The Company will pay all registration expenses, other than underwriting discounts and commissions, related to any demand or piggyback registration.

The Investor Rights Agreement contains customary cross-indemnification provisions, under which the Company is obligated to indemnify the selling stockholders in the event of material misstatements or omissions in the registration statement attributable to us, and they are obligated to indemnify us for material misstatements or omissions attributable to them.

The registration rights granted under the Investor Rights Agreement have no expiration date.

Except as described in this Item 6, none of the Reporting Persons have any other existing agreement with respect to the Common Stock or other securities of the Company.

ITEM 7.              Materials to be Filed as Exhibits.

Exhibit 1:	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

Exhibit 2:	Securities Purchase Agreement, between Helicos and each of the Purchasers identified therein, dated December 19, 2008

Exhibit 3:	Form of Warrant

Exhibit 4:	Registration Rights Agreement, between Helicos and each of the Holders identified there, dated December 19, 2008

Exhibit 5:	Amended and Restated Investors’ Investor Rights Agreement dated as of March 1, 2006, by and among the Company and each of the Investors identified therein

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

EXECUTED as a sealed instrument this 5th day of January, 2009.

NEWCOGEN GROUP LLC;
NEWCOGEN EQUITY INVESTORS LLC;
NEWCOGEN PE LLC;
NEWCOGEN ÉLAN LLC;
ST NEWCOGEN LLC;
NEWCOGEN LONG REIGN HOLDING LLC

Each by its Manager NewcoGen Group Inc.

By: *
Noubar Afeyan
President

APPLIED GENOMIC TECHNOLOGY CAPITAL FUND, L.P.;
AGTC ADVISORS FUND, L.P.

Each by its General Partner, AGTC Partners, L.P.
By its General Partner, NewcoGen Group Inc.

By: *
Noubar B. Afeyan, PhD
President

AGTC PARTNERS, L.P.
By its General Partner, NewcoGen Group Inc.

By: *
Noubar B. Afeyan, PhD
President

NEWCOGEN GROUP INC.

By: *
Noubar B. Afeyan, PhD
President

FLAGSHIP VENTURES FUND 2004, L.P.

By:	Flagship Ventures General Partner LLC,
its General Partner

By:	*
Noubar B. Afeyan, PhD
Manager

FLAGSHIP VENTURES GENERAL PARTNER LLC

By:	*
Noubar B. Afeyan, PhD
Manager

FLAGSHIP VENTURES MANAGEMENT, INC.

By:	*
Noubar B. Afeyan, PhD
Manager

/s/ Edwin M. Kania, Jr.
Edwin M. Kania, Jr.

*
Noubar B. Afeyan, PhD

*                                         The undersigned, by signing his name below, does hereby sign this statement on behalf of the above indicated filers in his capacity noted for such filers.

/s/ Noubar B. Afeyan, PhD
Noubar B. Afeyan, PhD

EXHIBIT INDEX

Exhibit 1:	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

Exhibit 2:	Securities Purchase Agreement, between Helicos and each of the Purchasers identified therein, dated December 19, 2008

Exhibit 3:	Form of Warrant

Exhibit 4:	Registration Rights Agreement, between Helicos and each of the Holders identified there, dated December 19, 2008

Exhibit 5:	Amended and Restated Investors’ Investor Rights Agreement dated as of March 1, 2006, by and among the Company and each of the Investors identified therein